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                               [FORM OF OPINION]

                                                                     EXHIBIT 8.2




                                               _______, 1998

Long Island Bancorp, Inc.

[Address]

Ladies and Gentlemen:

          We have acted as special legal counsel to Long Island Bancorp, Inc., a Delaware corporation ("LISB"), in connection with the merger (the "Merger") of LISB into Astoria Financial Corporation, a Delaware corporation ("AFC"), pursuant to the Agreement and Plan of Merger by and between AFC and LISB dated April 2, 1998 (the "Merger Agreement").

          You have requested our opinion regarding certain material federal
income tax consequences of the Merger.   In rendering our opinion, we have
examined and relied upon the accuracy and completeness of facts, information, covenants, and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Joint Proxy Statement/Prospectus filed as part of the Registration Statement (the "Proxy Statement/Prospectus"), other than the descriptions of the tax consequences, and other documents we have deemed necessary and appropriate. Capitalized terms used in this opinion and not otherwise defined have the meanings given to them in the Merger Agreement. Our opinion relies on and is conditioned on, among other things, the accuracy of the facts, information, covenants and representations set forth in the Officer Certificates required to be delivered by Merger Agreement (S) 5.03(f), and their being true on the date of the Merger.

          In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic
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copies and the authenticity of the originals of those documents.  We have also assumed the transactions related to the Merger or contemplated by the Merger Agreement will be consummated in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus.

          The opinions set forth here are as of the date of this letter and are subject in each case to the truth and accuracy as of the date of the Merger of the representations stated here as being relied upon with respect to our opinions as to the Merger. In rendering our opinions, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, Internal Revenue Service ("IRS") interpretive rulings, and other authorities we consider relevant. We caution that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in the authorities upon which our opinion is based could affect our conclusions.

The Merger
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          LISB will be merged into AFC, with AFC surviving the Merger.  In the
Merger, the LISB shareholders will receive [___] shares of AFC Common Stock in exchange for each share of LISB Common Stock owned by them immediately prior to the Merger. Cash will be paid in lieu of any fractional shares of AFC Common Stock. Outstanding options to purchase LISB Common Stock will be assumed by AFC and converted into options to purchase AFC Common Stock.

Based on the foregoing, it is our opinion that:

  1.  The Merger will constitute a reorganization within the meaning of Code
      (S)368(a)(1)(A) and LISB and AFC will each be a party to the reorganization within the meaning of Code (S)368(b).

  2. No gain or loss will be recognized by LISB or AFC as a result of the Merger.

  3. No gain or loss will be recognized by an LISB shareholder who receives solely shares of AFC in exchange for LISB Common Stock. Code (S)354(a)(1). An LISB shareholder who receives cash in lieu of an AFC fractional share will recognize gain or loss equal to the difference between the cash received and the tax basis allocated to the fractional share interest. Any gain or loss recognized by a shareholder will constitute capital gain or loss, provided the shareholder's LISB Common Stock was held as a capital asset on the date of the Merger.

  4. The tax basis of the AFC Common Stock received by an LISB shareholder will be the same as the shareholder's tax basis in the LISB Common Stock exchanged for it. Code (S)358(a)(1).

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  5.  The holding period of the AFC Common Stock received by an LISB shareholder will include the holding period or periods of the LISB Common Stock exchanged, provided the LISB Common Stock was held as capital assets within the meaning of Code (S)1221 on the Merger Date. Code (S)1223(1).

      Except as expressly set forth above, we express no opinion to any party as to the consequences, whether federal, state, local or foreign, of the Merger or any transaction related to the Merger or contemplated by the Merger Agreement or the Joint Proxy Statement/Prospectus. We are furnishing this opinion to you in connection with Section 5.03(f) of the Merger Agreement, which states LISB's obligation to effect the Merger is conditioned on the delivery of this opinion. We consent to the references to our Firm under the headings "The Merger and The Merger Agreement Material Federal Income Tax Consequences" in the Proxy Statement/Prospectus and to the filing of this opinion as Exhibit 8.1 to the Registration Statement. This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express prior written permission.

                                                Very truly yours,



DLP/RAJ

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